  Exhibit 99.1

High Tide Ranks 21st Out of 448 In Globe and Mail's Annual Ranking of Canada's Top Growing Companies With 1970% Revenue Growth Over Three Years

Company Marks Second Consecutive Year On This Prestigious List

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CALGARY, AB, Sept. 23, 2022 /CNW/ -High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce that it has ranked 21st out of 430 companies on the 2022 Report on Business ranking of Canada's Top Growing Companies.

High Tide Inc. September 23, 2022 (CNW Group/High Tide Inc.)

Canada's Top Growing Companies ranks Canadian companies based on their three-year revenue growth. High Tide earned its spot with a three-year growth rate of 1,970%.

This follows the Company's 2021 ranking of 82nd out of 448 companies with a three-year growth rate of 733%.

"The Globe and Mail, Canada's newspaper of record, has, for the second year in a row, recognized High Tide's exponential growth, ranking us 21st out of 430 on its annual ranking of Canada's Top Growing Companies due to our three-year revenue growth rate of 1,970%.  Receiving this honour two years running is a testament to our ability to continue to execute our strategic growth plan despite ongoing market challenges," said Raj Grover, President and Chief Executive Officer of High Tide. "Since opening our first bricks-and-mortar store in October 2018, High Tide has grown to over 1,300 employees, 140 retail stores today across Canada and a global portfolio of high-performing e-commerce assets. The months ahead hold exciting opportunities for High Tide, including further strategic expansion of our retail locations in Canada, the accelerated rollout of our proprietary Fastendr retail kiosks, the expansion of our white label product offerings in select provinces, and the launch of our Cabana Elite paid membership program, driving further revenue growth," added Mr. Grover.

Canada's Top Growing Companies is an editorial ranking that was launched in 2019. It aims to celebrate the boldest entrepreneurial achievement by identifying and bringing the accomplishments of innovative businesses in Canada to the forefront. In order to qualify for this voluntary program; companies had to complete an in-depth application process and fulfill requirements. In total, 430 companies earned a spot on this year's ranking.

The full list of 2022 winners along with editorial coverage is published in the October issue of the Report on Business magazine. The list is now available and online here.

"Canada's Top Growing Companies recognizes the tremendous ambition and innovation of entrepreneurs in Canada," says Dawn Calleja, Editor of Report on Business magazine. "The next generation of Canadian businesses can draw inspiration from this ranking".

"In an uncertain world, the success stories of the companies marked in this year's Report on Business magazine's list of Top Growing Companies are a beacon of optimism," says Phillip Crawley, Publisher and Chief Executive Officer of The Globe and Mail. "The Globe and Mail congratulates them on their achievements".

ABOUT THE GLOBE AND MAIL

The Globe and Mail is Canada's foremost news media company, leading the national discussion and causing policy change through brave and independent journalism since 1844. With our award-winning coverage of business, politics and national affairs, The Globe and Mail newspaper reaches 5.9 million readers every week in our print or digital formats, and Report on Business magazine reaches 2.3 million readers in print and digital every issue. Our investment in innovative data science means that as the world continues to change, so does The Globe. The Globe and Mail is owned by Woodbridge, the investment arm of the Thomson family.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 140 current locations spanning Ontario, Alberta, British Columbia, Manitoba, and Saskatchewan. The Company is also North America's first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada with additional locations under development across the country. High Tide's portfolio also includes retail kiosks and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, BlessedCBD.de, and Amazon United Kingdom, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide has been featured in the annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and 2022 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain while providing a complete customer experience and maximizing shareholder value.

For more information about High Tide, please visit www.hightideinc.com and its profile pages on SEDAR atwww.sedar.com and EDGAR at www.sec.gov.

Neither the TSX Venture Exchange (the "TSXV") nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company's business; the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the Company's strategic investments and capital expenditures, and related benefits; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which the Company operates and the Company's market share or reach; the performance of the Company's business and the operations and activities of the Company; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business, and the Company remaining on a positive growth trajectory; same-store sales continuing to increase in the fourth quarter of 2022 and beyond; the Company deploying Fastendr™ technology across the Company's retail stores upon the timelines disclosed herein; the Company continuing to increase its revenue through the remainder of the year; the Company completing the development of its cannabis retail stores; the Company's ability to generate cash flow from operations and from financing activities; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent acquisitions, and the Company's ability to successfully integrate the operations of any business acquired within the Company's business; Cabana Club loyalty program membership continuing to increase; the Company hitting its forecasted revenue and sales projections for the fourth quarter of 2022 and beyond; the Company's expectations from its Cabana Cannabis Co. white label products; the Company launching Cabana Cannabis Co. white label products in its proposed  jurisdictions; the Company launching the Cabana elite program on the terms and timelines outlined herein; the anticipated effects of the Cabana elite program on the business and operations of the Company; and the Company continuing to grow its online retail portfolio through further strategic and accretive acquisitions.

Forward-looking information in this press release are based on certain assumptions and expected future events, namely: current and future members of management will abide by the Company's business objectives and strategies from time to time established by the Company; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, the distribution and sale of cannabis and cannabis products; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable laws; general market conditions will be favourable with respect to the Company's future plans and goals; the Company will deploy Fastendr™ technology across the Company's retail stores upon the timelines disclosed herein; the Company will launch Cabana Cannabis Co. white label products in the jurisdictions and on the timelines outlined herein and such products will achieved the results disclosed herein; same-store sales will continue to increase in the fourth quarter of 2022 and beyond; the Company will make meaningful increases to its revenue profile; the Company will continue to increase its revenue through the fourth fiscal quarter of 2022, and the remainder of the year; the Company will remain on a positive growth trajectory; the Company will complete the development of its cannabis retail stores; the Cabana Elite program will have the anticipated effect on the business and operations of the Company; and the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company's operations; the Company's inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company; risk that the Company will not hit its forecasted revenue and sales projections for the fourth quarter of 2022, and beyond; risk that Cabana Club loyalty program membership will decrease and/or plateau; risk that the Company will be unable to deploy Fastendr™ technology across the Company's retail stores or on the timelines disclosed herein; risk that the Company will be unable to launch Cabana Cannabis Co. white label products in the jurisdictions and on the timelines outlined herein and/or that such products will be unable to achieve the results disclosed herein; risk that same-store sales will not increase, but decease and/or plateau; risk that the Company will be unable to increase its revenue profile; risk that the Company will be unable to increase its revenue through the fourth fiscal quarter of 2022, and the remainder of the year, but that it will decease and/or plateau; risk that the Company will be unable to grow its online retail portfolio through further strategic and accretive acquisitions; risk that the Company will be unable to add additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; risks that the Company will be unable to complete the development of any or all of its cannabis retail stores; risk that the Company will be unable to secure the proposed credit facilities, unable to utilize the proposed credit facilities on the terms and within the timelines anticipated and/or the proposed credit facilities will not have the anticipated effect on the business and operations of the Company; risk that the Company will be unable to launch the Cabana elite program on the terms and timelines outlined herein or at all; risk that the Cabana elite program will not have the anticipated effect on the business and operations of the Company.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc. omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc.vahan@hightideinc.com

CO: High Tide Inc.

CNW 09:05e 23-SEP-22